Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated March 17, 2021

Relating to Preliminary Prospectus dated March 9, 2021

Registration Statement No. 333-253366

Vine Energy Inc.

This free writing prospectus relates to the initial public offering of shares of Class A common stock, par value $0.01 per share, of Vine Energy Inc. (the “Company”, “we” or “us”) and should be read together with the preliminary prospectus dated March 9, 2021 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-l (File No. 333-253366) of the Company. The following information updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Public offering price (per share)	$14.00

Class A common stock offered by us	21,500,000 shares (or 24,725,000 shares, if the underwriters exercise in full their option to purchase additional shares).

Class A common stock to be outstanding after the offering	37,806,386 shares (or 41,031,386 shares, if the underwriters exercise in full their option to purchase additional shares).

Class B common stock to be outstanding immediately after completion of this offering	34,227,870 shares, or one share for each Vine Unit held by the Vine Unit Holders immediately following this offering. Class B shares are non-economic. When a Vine Unit is exchanged for a share of Class A common stock, a corresponding share of Class B common stock will be surrendered.

Use of Proceeds

We expect to receive approximately $280.8 million of net proceeds from the sale of the Class A common stock offered by us (or approximately $323.7 million, if the underwriters exercise in full their option to purchase additional shares) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and approximately $32 million in borrowings under our New RBL to repay in full and terminate each of the RBL and the Brix Credit Facility.

Share Allocation

The Vine Energy Investment Vehicles and Vine Energy Investment II Vehicles (the “Investment Vehicles”), have indicated an interest in purchasing up to $60 million, or up to approximately 4.29 million shares of Class A common stock being offered hereby at the price to the public. The underwriters will not receive any underwriting discount or commission on the sale of any shares to Blackstone or its affiliates. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent the Investment Vehicles purchase such Class A common stock.

Assuming the Investment Vehicles purchase $60 million, or up to approximately 4.29 million shares of Class A common stock in this offering, the Investment Vehicles, and as a result Blackstone, will beneficially own, upon completion of this offering, approximately 76% of the combined voting power of our Class A and Class B common stock (or 66%, if the underwriters exercise in full their option to purchase additional shares).

To review the Preliminary Prospectus, please click the following link on the Securities and Exchange Commission (“SEC”) website at: https://www.sec.gov/Archives/edgar/data/0001693853/000119312521073954/d151897ds1a.htm#rom151897_8

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources:

•	Citigroup, Attention: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, (800) 831-9146

•	Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, NC 27560, Telephone: 1-800-221-1037, E-mail: usa.prospectus@credit-suisse.com

•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014

•	Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (888) 603-5847, Email: Barclaysprospectus@broadridge.com

•	BofA Securities, Inc., Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte NC 28255-0001, Email: dg.prospectus_requests@bofa.com

•	RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com

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